SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEWYORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

February 2, 2007

Karen J. Garnett (Mail Stop 4561)

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: PowerShares DB US Dollar Index Trust

DB US Dollar Index Master Trust

Amendment No. 2 to Registration Statement on

Form S-1 filed January 17, 2007, Registration No. 333-136574

Dear Ms. Garnett:

Thank you for your comment letter of January 26, 2007 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for PowerShares DB US Dollar Index Trust (the “Trust”) and DB US Dollar Index Master Trust (the “Master Trust”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

Prospectus Cover Page

1.	We note your response to prior comment 2 and the elimination of disclosure from the prospectus cover page. However, considering that the prospectus will be delivered to Authorized Participants as well as subsequent purchasers, the cover page should include a brief description of the offering to the Authorized Participants and the price per unit for sales to the Authorized Participants. Conversely, some of the detailed disclosure about the investments of each fund may be better suited for the summary or the body of the prospectus. Please revise accordingly.

Response:

As discussed during telephone conversations between you and Jim Munsell of this office on January 29, 2007 and February 1, 2007, the Managing Owner hereby undertakes in the final prospectus to be filed in accordance with and pursuant to Rule 424(b) under the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

February 2, 2007

Securities Act to undo the changes made in connection with Pre-Effective Amendment No. 2 in the first and second paragraphs of the cover page of the prospectus. Consequently, the first two paragraphs on the cover page of the final prospectus will read as follows:

“PowerShares DB US Dollar Index Trust, or the Trust, is organized in two separate series as a Delaware statutory trust. Each series of the Trust, called a Fund, will issue common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of such Fund only. Shares in each Fund are being separately offered. Shares may be purchased from each Fund only by certain eligible financial institutions, called Authorized Participants, and only in one or more blocks of 200,000 Shares, called a Basket. Each Fund will issue its Shares in Baskets to Authorized Participants continuously as of noon, New York time, on the business day immediately following the date on which a valid order to create a Basket is accepted by the Fund, at the net asset value of 200,000 Shares of the Fund as of the closing time of the American Stock Exchange, or the Amex, or the last to close of the exchanges on which the corresponding Master Fund’s futures contracts are traded, whichever is later, on the date that a valid order to create a Basket is accepted by the Fund.

Authorized Participants may sell the Shares comprising the Baskets they purchase from a Fund to other investors at prices that are expected to reflect, among other factors, the trading price of such Fund’s Shares on the Amex and the supply of and demand for Shares of such Fund at the time of sale and are expected to fall between net asset value and the trading price of the Shares of such Fund on the Amex at the time of sale.”

Description of the Shares and the Master Fund Units: The Funds: Certain Material Terms of the Trust Declarations, page 70

2.	The legal opinion indicates that the shares of each fund may be assessable under certain circumstances described in the Declarations of the Trust and the Master Trust. Please revise the prospectus to provide a discussion of the assessability of the common units. Instead of a cross-reference to the trust declarations, please include in the prospectus a reasonably detailed discussion of the circumstances that would obligate unit holders to make additional payments. In addition, please provide to us an analysis of whether future assessments would constitute the sale of a new security for purposes of Section 5 of the Securities Act and how you will comply with the requirements of the statute in connection with future assessments.

February 2, 2007

Response:

A discussion of the assessability of the common units, including a reasonably detailed discussion of the circumstances that would oblige unit holders to make additional payments, is set forth in the prospectus under the heading “Description of the Shares and the Master Fund Units; The Funds; Certain material Terms of the Trust Declarations – Possible Repayment of Distributions by Shareholders; Indemnification by Shareholders.” This disclosure relates to Sections 4.7(f) and 6.2 of the Amended and Restated Declaration of Trust of the Trust and Sections 4.7 and 6.9 of the Amended and Restated Declaration of Trust of the Master Trust. These are the same sections cited in the relevant paragraph of the opinion of Richards, Layton & Finger. As disclosed in the cited section of the Prospectus, these provisions require that a shareholder indemnify a Fund for any harm suffered by such Fund as a result of (i) such shareholder’s actions unrelated to the business of such Fund or (ii) taxes separately imposed on the Fund by any state, local or foreign taxing authority. As disclosed in the cited section of the Prospectus, the foregoing indemnity provisions (other than the provision for Shareholders of a Fund indemnifying such Fund for taxes imposed upon it by a state, local or foreign taxing authority, which is included only as a formality due to the fact that many states do not have business trust statutes so that the tax status of a Fund in such states might, theoretically, be challenged – although the Managing Owner is unaware of any instance in which this has actually occurred) are commonplace in statutory trusts and limited partnerships.

It is unclear as a matter of Delaware law whether the existence of these indemnification provisions in the trust declarations causes the Shares and the Master Fund Units to be assessable securities by virtue of the theoretical possibility of a future payment by the holder to the issuer in respect of the securities. Unlike the Delaware General Corporation Law (“DGCL”) (see, for example, § 152 thereof), the Delaware Statutory Trust Act does not address the question of the circumstances under which shares of beneficial interest in a statutory trust might be deemed to be nonassessable, nor are we aware of any reported Delaware cases addressing the concept of assessability of beneficial interests in a Delaware statutory trust. It is not a foregone conclusion that a Delaware court would look to Delaware corporate law in this area or even if it did that it would find such law dispositive. This uncertainty has led Richards, Layton & Finger to reference any future payments that might be required by the trust declarations to be made to the issuer by shareholders of the Funds when giving the nonassessability opinion. However, these indemnification provisions are fundamentally different and distinguishable from the issuance of “partly paid” securities “subject to call” within the meaning of § Section 156 of the DGCL and comparable statutes in other jurisdictions. With respect to typical

February 2, 2007

issuances of partly paid securities subject to call, under the basic principal of pro rata treatment of shareholders, any assessment, call or demand for payment of unpaid consideration for the shares must be made against all shares equally, simultaneously and on the same terms. The proceeds of the assessment then become available to the issuer for corporate purposes. By contrast, the indemnification provisions set forth in the relevant sections of the trust declarations are remediative in nature. They are intended to be exercised selectively against individual shareholders whose ownership of the shares has caused losses to the Fund and impaired the net asset value of ALL the shares to the detriment of other shareholders. The proceeds of the “assessment” remedy the harm caused by the shareholder subject to the “assessment” and do not provide the issuer with new capital for investment. They are in the nature of “damages” rather than capital formation activities.

We are convinced that future assessments pursuant to these indemnification provisions of the trust declarations (in the immensely unlikely event they should occur) would not constitute the sale of a new security for purposes of Section 5 of the Securities Act and that no compliance measures will be required to be taken in connection with any such future assessments.

According to Loss & Seligman1, the first reported decision under the Securities Act relating to assessable securities was a holding by the Federal Trade Commission that the issuance of “free” certificates of assessable stock to persons who agreed to pay specified future assessments was a “sale.”2 They note that “This perfectly obvious conclusion applies with equal force to the usual issuance of assessable stock, where there is no personal liability but nonpayment of assessments results in forfeiture of the stockholders’ interest.”3 They also cite three cases under state “blue sky” laws that address analogous situations relating to assessable securities.4 All of these cases deal with the usual understanding of assessable stock to be stock subject to pro rata assessments which cause new capital to be formed by the issuer upon assessment to be used for corporate purposes. All of them are readily distinguishable from the indemnification provisions in the trust declarations. The key distinguishing features of the indemnification provisions of the trust declarations are (i) the assessments are remediative indemnification payments that make the issuer whole for harm caused by the person being subjected to the assessment and are not part of capital formation activities, (ii) the indemnification provisions are enforceable against particular shareholders who have caused harm to the issuer and the interests of the other investors therein and are not enforceable against all investors pro rata, and (iii) there are no statutory remedies against an investor for non-payment of an assessment (as discussed below in more detail).

[1]	2 Louis Loss & Joel Seligman, Securities Regulation 1138.33 (3d ed. 1999).
[2]	Id. at Chapter 3, Section f, Page 1138.33-4.
[3]	Id. at Chapter 3, Section f, Page 1138.34.
[4]	Id. at Chapter 3, Section f, Page 1138.34.

February 2, 2007

During a telephone conversation on January 29, 2007 with Jim Munsell of this office, you cited Rule 136 under the Securities Act. We respectfully submit that Rule 136 is inapplicable to any assessments under the indemnification provisions of the trust declarations and that these assessments are not of the type that Rule 136 is intended to address. Rule 136 by its terms applies to sales of “assessable stock.” “Assessable stock” is defined in clause (c) of Rule 136 to mean “stock which is subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such stock to pay any assessment levied thereon.” The reference in such definition to “statute” presumably refers to § 164 of the DGCL or comparable provisions of equivalent statutes which expressly provide as a remedy for a failure to meet an assessment that the stock in question may be resold at auction. Shares and Master Fund Units are not subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such securities to pay any assessment levied thereon. There is no provision of the Delaware Statutory Trust Act equivalent to § 164 of the DGCL. Shares are not subject to resale at auction or otherwise pursuant to the trust declarations. As the Shares and the Master Fund Units are not “assessable stock” within the meaning of Rule 136, an indemnification claim under the trust declarations, even if technically it is an “assessment” within the meaning of the DGCL, cannot be a non-exempt transaction subject to the provisions of Section 5 by reason of Rule 136 because the Shares and the Master Fund Units are not “assessable stock” within the meaning of the Rule. Indeed, transactions of the type contemplated by clause (b) of Rule 136 cannot occur in connection with the Shares or the Master Fund Units because there is no authority authorizing such transactions in statute or contract. Furthermore, Rule 136 applies to sales of assessable stock by “a corporation.” The Trust and the Master Trust are not corporations: each is a Delaware statutory trust and a pass-through entity for U.S. federal income tax purposes. As set forth in the cited disclosure, such indemnification provisions are commonplace in statutory trusts and limited partnerships.

In light of the foregoing, it is clear that Rule 136 is intended to address situations other than those contemplated by the indemnification provisions of the trust declarations. Indeed, the Rule appears to be directed to situations in which all shares of a particular class can be subject to assessments pro rata (equivalent to capital calls against limited partner interests in private equity funds). The assessments that are the subject of the Rule are capital formation events that raise new money to be deployed for business purposes. This is evident from the proposing release relating to Rule 136 (Securities Act Release No. 3903, Mar. 05, 1959) which states that “The proposed new rule is designed to reflect the view that in considering and meeting an assessment call, the security holder is making an additional investment in the enterprise and he stands to lose a portion, or possibly all, of his previous interest and any future interest if the assessment is not paid. It would

February 2, 2007

appear that this presents the same need for investor protection afforded by the Act as there is when a new investment is being considered and made” (emphasis added). This clearly is not the type of transaction contemplated by the indemnification provisions of the trust declarations. Again, the indemnification provisions of the trust declarations are simply remediative provisions. An individual shareholder (not all shareholders at once) may be subject to assessments in order to remediate losses to the Fund caused by such shareholder’s participation in the Fund, which losses have been borne by and are adverse to ALL shareholders. The shareholder who caused the harm is simply required to remediate it and the Fund in question does not use the proceeds of the assessment for any business purpose. The cash proceeds of the assessment simply restore the net asset value of the Fund to the amount it would have been had the indemnifying shareholder not caused the harm. No new investment decision is being considered or made and the indemnifying shareholder’s previous and future interest in the Fund is unaffected thereby. The indemnification provisions of the trust declarations protect shareholders from harm they could cause to one another. They do not constitute a privilege on the part of the issuer to aggregate new capital for investment. Accordingly, the indemnification provisions of the trust declaration are not the type of transactions to which Rule 136 was addressed.

Loss & Seligman reach a similar conclusion. They state, quoting a member of the Commission, that “This Rule [136] resulted in part from incidents in which persons had purchased control of almost completely dormant companies with charters affording the privilege of assessment and had then caused the companies to levy assessments without disclosing any information concerning the proposed use of the proceeds. In other words, companies with assessable stock outstanding ‘were being used merely as vehicles for raising funds for other companies which [were] unwilling or unable to seek funds directly from the public.’”5 The revisions to Rule 140 under the Securities Act that were made concurrently with the adoption of Rule 136 are consistent with this statement of the purpose of, and the circumstances and abusive practices surrounding the promulgation of, Rule 136. None of the policy concerns that underlie the promulgation of Rule 136 and the concurrent amendment of Rule 140 are present in connection with the indemnification provisions of the trust declarations, so it should come as no surprise that such provisions do not come within the four corners of Rule 136.

*            *            *

[5]	Id. at Chapter 3, Section f, Page 1138.34-5.

February 2, 2007

In light of the foregoing, we expect promptly to submit an acceleration request in respect of the Registration Statement and to be permitted to be declared effective in accordance with normal practice.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett